Exhibit 99.1

Emeren Announces Appointment of Marcum Asia as Auditor

Stamford, CT, February 1, 2023 – Emeren Group Ltd (“Emeren” or the “Company”) (www.emeren.com) (NYSE: SOL), a leading global solar project developer, owner, and operator, today announced that Marcum Asia CPAs LLP (“Marcum Asia”) was appointed as Emeren’s independent registered public accounting firm for the fiscal year ended December 31, 2022, effective January 31, 2023.

After careful consideration and evaluation, the Company appointed Marcum Asia and the decision was ratified by the Company’s Board of Directors and the Audit Committee. Marcum Asia replaces Grant Thornton Zhitong Certified Public Accountants LLP (“Grant Thornton”), the Company’s former independent auditor.

Grant Thornton’s audit reports on the Company’s consolidated financial statements for the years ended December 31, 2020 and 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During each of the years ended December 31, 2020 and 2021, and in the subsequent interim period through January 31, 2023, there have been (i)  no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) with Grant Thornton on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Grant Thornton, would have caused Grant Thornton to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for such years, and (ii) no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F). The Company has authorized Grant Thornton to respond fully to inquiries of the successor accountant.

The Company provided Grant Thornton with a copy of the disclosures contained in this Form 6-K, and has requested Grant Thornton to furnish a letter addressed to the Securities and Exchange Commission stating whether Grant Thornton agrees with the statements made by the Company in this Form 6-K and, if not, stating the respects in which it does not agree. A copy of such letter from Grant Thornton is filed as Exhibit 99.2 to this form 6-K.

During the Company’s two most recent fiscal years ended December 31, 2021, and in the subsequent interim period prior to the engagement of Marcum Asia on January 31, 2023, neither the Company nor anyone acting on its behalf consulted with Marcum Asia on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company by Marcum Asia that concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v) of Form 20-F.

Marcum Asia is an independent public accounting firm headquartered in New York and subject to the oversight of the Public Accounting Oversight Board (PCAOB). Emeren expects that it will not be a provisionally or conclusively identified Commission-Identified Issuer if it files its annual report with an audit report issued for the year ended December 31, 2022 following the PCAOB determination update on December 15, 2022.

The Company has started to work with both Grant Thornton and Marcum Asia to ensure a smooth transition.

About Emeren Group Ltd

Emeren Group Ltd (NYSE: SOL) is a leading global solar project developer, owner, and operator with a ~3 GW pipeline of projects and IPP assets across Europe, North America, and Asia. The Company focuses on solar power project development, construction management and project financing services with local professional teams in more than 10 countries. For more information, go to www.emeren.com.

About Marcum Asia

Marcum Asia CPAs LLP is one of the top ranked independent public accounting firms that focuses on cross-border services for public and private companies in Asia. The firm is one of the leading audit and assurance services providers to Asian companies listed on the U.S. stock markets. The firm is headquartered in New York City and has offices in Singapore and major cities in China, including Beijing, Tianjin, Shanghai, Guangzhou, and Hangzhou. To learn more, visit http://www.marcumasia.com.

Safe Harbor Statement

This press release contains statements that constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company's continuing operations and you may not be able to compare such information with the Company's past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. Any forward-looking statement speaks only as of the date on which such statement is made and the Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

In the United States:

Emeren Group Ltd

Mr. Adam Krop

+1 (347) 577-9055 x115

IR.USA@emeren.com

IR@emeren.com

The Blueshirt Group

Mr. Gary Dvorchak

+1 (323) 240-5796

gary@blueshirtgroup.com